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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13 G


                    Under the Securities Exchange Act of 1934




                          FIRSTWAVE TECHNOLOGIES, INC.
                          ----------------------------
                                 Name of Issuer


                                  COMMON STOCK
                                  ------------
                          Title of Class of Securities


                                   33762N 20 7
                                   -----------
                                  CUSIP Number

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Item 1(a).  Name of Issuer:
                           FIRSTWAVE TECHNOLOGIES, INC.

Item 1(b).  Address of Issuers Principal Executive Offices:
                           2859 PACES FERRY ROAD, SUITE 1000
                           ATLANTA, GEORGIA  30339

Item 2(a).  Name of Person Filing:
                           RICHARD T. BROCK

Item 2(b).  Residence address:
                           2522 HABERSHAM ROAD
                           ATLANTA, GEORGIA  30305

Item 2c.    Citizenship :
                           USA

Item 2(d).  Title of Class of Securities:
                           COMMON STOCK

Item 2(e).  CUSIP Number:
                           33762N 20 7

Item 3:     N/A

Item 4:     Ownership:
                (a)      Amount beneficially owned:                                  856,775 (1)
                (b)      Percent of Class:                                              25.7%
                (c)      Number of Shares as which such person has:
                         (i)      sole power to vote or to direct vote               856,775 (1)
                         (ii)     shared power to vote or to direct vote                NONE
                         (iii)    sole power to dispose or direct disposition of :   856,775 (1)
                         (iv)     shared power to dispose or direct disposition of:     NONE

     (1) INCLUDES 17,960 SHARES IF OPTIONS EXERCISED ON OR BEFORE MARCH 1, 2004 AND 640,207 SHARES IF PREFERRED STOCK CONVERTED ON OR BEFORE MARCH 1, 2004.

Item 5:     Ownership of Five Percent or Less of a Class                                N/A

Item 6:     Ownership of More than Five Percent on Behalf of Another Person:            N/A

Item 7:     Identification and Classification of the Subsidiary which Acquired          N/A
            the Security Being Reported on by the Parent Holding Company.

Item 8:     Identification and Classification of Members of the Group                   N/A

Item 9:     Notice of Dissolution of Group                                              N/A

Item 10:    Certification:                                                              N/A
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          SIGNATURES:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement as of December 31, 2003 is true, complete, and correct.


                                     DATE:  February 9, 2004

                                     SIGNATURE: /s/ Richard T. Brock
                                               ------------------------
                                     NAME:  Richard T. Brock